ANNUAL REPORT
FOR THE PERIOD ENDED
DECEMBER 31, 1995

FELLOW PARTNERS:

While it appears from the statements of operations on page 8 that the Fund's performance improved significantly over 1994, income was actually down $210,000 when the effect of value impairments, primarily at Scripps Terrace and Tierrasanta, are backed out of last year's numbers. Before discussing operations at the properties owned by the Fund for the full 12 months of 1994 and 1995, we want to point out that the change in River Run's portfolio status had the most notable impact on the year-over-year comparison.

     In the fourth quarter of 1995, we took over ownership of River Run and began accounting for it as a property rather than as a loan. This meant that its rental income and property level operating expenses, rather than interest, were included in the Fund's results. Inclusion of its fourth quarter rental income caused that revenue category to be up for the full year over 1994. The benefit, however, was more than offset by the decrease in interest income from the River Run loan and the increase in expenses related to the property, particularly the loan loss provision and uncollectible interest, related to River Run. We believe that, over the long term, the Fund's ownership of River Run will prove to be more beneficial than these early results indicate. This assumes, of course, no major deterioration in the local economy and that we are successful in our leasing efforts.

     Turning to the other properties in the portfolio, the lower average leased status at Fairchild and Clark Avenue drove the overall decline in rental income. The absence of Beinoris, which was sold last year, also had a negative effect on the revenue comparison. We have initiated a renovation program at Fairchild and are seeing more interest in the building, which we hope will translate into signed leases. Uncertainty over the plans of a major employer in Clark Avenue's market clouds the outlook for this property, but we find some comfort in the fact that none of its leases is scheduled to expire this year.

     The most noteworthy expense item which had a positive effect on the net income comparison with last year, other than higher valuation impairments in 1994, was depreciation. Higher tenant improvement charge-offs in 1994 at Wood Dale, Tierrasanta, Scripps Terrace, Winnetka, Clark Avenue, and Riverview led to the decrease in depreciation versus 1994.

     Slightly lower cash from operations and increased cash used in investing activities (particularly for the improvements at Westbrook Commons and Fairchild Corporate Center) led to the decrease in the Fund's cash position during 1995.

Distributions

Your distribution for the fourth quarter of 1995 was $6.37 per unit, bringing the total for the year to $11.11. Of the fourth quarter amount, $2.37 was from 1995 operations and $4.00 was distributed from prior-year operations. The initial uncertainty surrounding the ability of the River Run owner to continue the loan payments and the potential costs of foreclosure caused us to maintain a relatively high cash position. Now that we own the property, we no longer need to retain as much cash.

Unit Valuation

As we do at each year-end, we employed a third-party appraiser to review and assess the analysis and assumptions used in determining an estimated current unit value. These interim valuations are not necessarily representative of the value of your units when the Fund ultimately liquidates its holdings, nor could you sell your units today at a price equal to the current estimated value.

     The estimated unit value at year-end 1995 was $158.00, unchanged from the 1994 amount. The $158.00 included the $4.00 just distributed from prior years' operations, so, as of February 14, the estimated value per unit was reduced by that amount and is now $154.00.

     The first quarter 1996 distribution has been set at $2.00 per unit. Assuming no unexpected developments or property dispositions, we expect to pay the same amount for the second and third quarters as well. In the fourth quarter, we will adjust the distribution based on the Fund's operations and cash needs.

Outlook

As the Advisor's Report indicates, we hope that a number of initiatives taken in 1995 will bear fruit in 1996. The modernization at Westbrook Commons and renovations at Fairchild were undertaken to enhance the attractiveness of these properties to existing as well as prospective tenants. Barring local market deterioration, we expect these efforts will begin to be rewarded in 1996.

Sincerely,




James S. Riepe
Chairman

February 15, 1996

INVESTMENT ADVISOR'S REPORT

As discussed in recent reports, the real estate market is slowly improving, with some segments such as industrial recovering more rapidly than others such as office properties. The absence of meaningful new construction combined with continued net positive absorption in all segments has begun to attract not only opportunistic capital but also some institutional capital into the real estate sector, which is a favorable development.

     The results of Russell-NCREIF Index, which measures income returns and changes in values for real estate investments, reflect the general state of the market. From 1991 through 1993 property values experienced average annual declines of approximately 10%. This rate slowed as values decreased by 4% and 1% for the 12 months ended September 30, 1994 and 1995, respectively. Income returns of 9% during each of those two years more than offset the value declines, resulting in positive total returns for the index for the first time since September 1990.

     The index also identifies returns by product type and by geographical region. As anticipated, because of the weak operating environment, office buildings have not performed as well as other product types, with value declines of approximately 3% for the 12 months ended September 30, 1995. This is an improvement, however, over the average 14% per year drop over the last four years. Industrial properties, on the other hand, appreciated in value by 3% for the 12 months ended September 30, 1995. In that same period, other real estate product types, such as retail and multi-family, performed better than they had in prior years.

     Property values in geographic regions depend significantly on the local economy. The South, where values in general depreciated less than 1% for the 12 months ended September 30, 1995, continues to outperform other regions, but even its recovery has been prolonged due to the depressed energy business. Value declines in the East and Midwest have moderated, and the Western region has experienced a dramatic improvement recently. In 1994, property values in the West were down significantly but, for the 12 months ended September 30, 1995, declined only around 1%. In analyzing this information, it is clear that the multi-family and industrial segments are heavily influencing the results, since the office segment in the West declined approximately 5%. We continue to see increased leasing activity and improved economics for owners.

     We are encouraged by the positive annual returns of the Russell-NCREIF Index for the past two years. We are even more heartened, however, by the performance of Realty Income Fund III's portfolio, whose value remained stable as opposed to a decrease in the Russell-NCREIF Index.

Property Highlights

Activity during 1995 for new, renewal, and expansion leases totaled 21% of the Fund's square footage. However, the gains were offset, primarily by the loss of three fairly sizable tenants at two properties, so occupancy was unchanged from the prior-year level. In general, occupancy and rental rates in the markets where your properties operate are stable to rising.

Real Estate Investments
__________________________________________

                   Gross         % Leased
                 Leasable   ___________________
                   Area       Prior    Current 1996 Lease
Property         (Sq. Ft.)  Year-End  Year-End Expirations
_________________________    _______  ________ __________
Scripps Terrace   56,800       81%        82%       35%
Winnetka         188,300       94        100        19
South Point       48,400       61         69        19
Tierrasanta      104,200       77        100        38
Wood Dale         89,700      100         89        30
Clark Avenue      40,000      100         72         0
Riverview        113,700       91         96        22
Westbrook Commons121,600       97         96         6
Fairchild Corporate
Center           104,800       85         73        31
River Run         92,800      100         90         1
               _________    _____      _____     _____
Fund Total       960,300       90%        90%       21%

     Scripps Terrace: One new 6,300 square-foot lease more than offset the loss of a tenant when its lease expired at this San Diego, California, office project. We are actively negotiating with the three tenants whose leases covering 35% of the total space expire this year.

     Winnetka: Even though one sizable tenant vacated upon its lease expiration, a renewal was quickly negotiated with an existing tenant who expanded into the space. We also leased the remaining unoccupied space, bringing this suburban Minneapolis industrial project to 100% leased by year-end.

     South Point: One short-term expansion, two new, and four renewal leases for 19% of this Tempe, Arizona, shopping center more than offset the loss of one tenant who did not renew. We continue to be optimistic about our negotiations with a prospective tenant who would represent over 30% of the center. To improve our negotiating position, we have received some zoning variances but are still working with the city and potential tenant to reach a mutually satisfactory agreement. If we are successful, the lease could be signed during the next two to three months. The tenant, however, would not begin paying rent until around the last quarter of 1996. Moreover, significant tenant improvement costs would be incurred.

     Tierrasanta: Although we lost one financially troubled tenant during the year, we were able to re-lease its space, bringing the leased status to 100% by year-end. In total, three new leases for 31,000 square feet and one renewal/expansion were signed at this San Diego property. One lease with a tenant who occupies 38% of the space expires in 1996, and we are actively working with this tenant on renewal terms. It is too early to predict an outcome of the negotiations.

     Wood Dale: Two tenants renewed their leases for three or more years and one extended its lease into 1996 for a total of 27,400 square feet. One tenant, however, who occupied 9,500 square feet, vacated upon its lease expiration near the end of the year. Thus, this suburban Chicago industrial property experienced a decline in occupancy during the fourth quarter and from the December 1994 level.

     Clark Avenue: The only activity which occurred at this King of Prussia, Pennsylvania, office property during the year was the loss of a financially troubled tenant who occupied 28% of the property one month before its lease expired. Although we have had interest from a couple of prospective tenants, we do not believe that a signed lease is imminent. Market occupancy improved slightly, but the future of local Lockheed Martin operations, which dominate the office market, is still uncertain, and rental rates remain flat despite the lower vacancies.

     Riverview: This St. Paul, Minnesota, industrial project had an eventful year. Three tenants representing 18% of the space renewed and/or expanded their leases, and one new tenant was signed. This activity more than offset the loss of two tenants who vacated when their leases expired, and the property's leased status increased by five percentage points over last year.

     Westbrook Commons: One new and six renewal leases were signed during the year, generally at higher rates than on the prior leases, at this suburban Chicago retail center. However, one tenant did not renew, and two tenants left because of credit issues, causing occupancy to decline slightly. During the year, we initiated a strategy to update the appearance of the center in order to make it more attractive to prospective tenants. The property's face lift has made a substantial difference.

     Fairchild Corporate Center: The leased status declined at this Orange County, California, office property primarily due to the loss on the last day of the year of a tenant representing 9% of the space. Additionally, over the course of the year, two tenants who leased a total of 6% of the property left for financial reasons and three other tenants vacated upon their lease expirations. On the positive side, we completed the first phase of renovating the two buildings, renamed the property, and overall activity has picked up. Three new tenants were signed for 16% of the site, and six existing tenants renewed and/or expanded for another 8% of the property.

     River Run: At this South Florida retail center, the signing of new and renewal leases representing 3% of the total space was not enough to offset the effect of three tenants who did not renew their leases and three others who defaulted and were forced to vacate. As you may recall, the Fund foreclosed on its loan for this property and officially took ownership on October 10. As the new owner, we are in the process of repositioning the property to meet the needs of the surrounding communities. As a result, occupancy may decline further in the near term as we focus on improving both tenant creditworthiness and mix.

Outlook

We believe 1995 was a turning point for Realty Income Fund III. We gained control of River Run, all of the markets except King of Prussia showed signs of improvement, and renovations were commenced at one property and completed at another. We hope 1996 will continue in a favorable vein and that operating results will improve during the year ahead.

LaSalle Advisors
February 15, 1996

REAL ESTATE HOLDINGS
December 31, 1995
(In thousands)

                                            Accumu-   Current
               Type and      Date    Total lated De- Carrying
Property Name  Location    Acquired  Cost*preciation  Amount
_________________________ ____________________________________

Scripps       Business Park  2/88   $4,354   $(1,030) $ 3,324
Terrace       San Diego,
              California

Winnetka      Industrial     3/88    5,794    (1,643)   4,151
              Crystal,
              Minnesota

South Point   Retail         4/88    2,213      (841)   1,372
              Tempe,
              Arizona

Tierrasanta   Business Park  4/88    3,454      (859)   2,595
              San Diego,
              California

Fairchild     Office
Corporate     Irvine,        5/88    4,063      (465)   3,598
Center        California

Wood Dale     Industrial     9/88    3,657      (658)   2,999
              Wood Dale,
              Illinois

Clark Avenue  R&D/Office     10/88   4,242      (733)   3,509
              King of Prussia,
              Pennsylvania

Riverview     Industrial     12/88   4,184      (870)   3,314
              St. Paul,
              Minnesota

River Run     Retail         6/89    7,700       (42)   7,658
              Miramar,
              Florida

Westbrook     Retail         12/90   5,659      (690)   4,969
Commons       Westchester,
              Illinois

                                   _______   _______  _______
                                    $45,320  $(7,831) $37,489
                                    _______  _______  _______
                                    _______  _______  _______

*Includes original purchase price, subsequent improvements, and, in the case of South Point, Tierrasanta, Scripps Terrace, and Fairchild Corporate Center, reductions for permanent impairments.

CONSOLIDATED BALANCE SHEETS
(In thousands)

                                       December 31,December 31,
                                           1995        1994
                                        __________  __________

Assets
Real Estate Property Investments
   Land. . . . . . . . . . . . . . . . .  $ 12,181    $10,332
   Buildings and Improvements. . . . . .    33,139     26,475
                                          ________   ________
                                            45,320     36,807
   Less:  Accumulated Depreciation
   and Amortization. . . . . . . . . . .    (7,831)    (7,037)
                                          ________   ________
                                            37,489     29,770
Participating Mortgage Loan and Deferred Interest
(less allowance of $1,736 in 1994) . . .         -      7,840
Cash and Cash Equivalents. . . . . . . .     3,436      3,663
Accounts Receivable (less allowances
of $230 and $238). . . . . . . . . . . .       529        434
Other Assets . . . . . . . . . . . . . .       279        178
                                          ________   ________
                                          $ 41,733    $41,885
                                          ________   ________
                                          ________   ________

Liabilities and Partners' Capital
Security Deposits and Prepaid Rents. . .  $    391    $   385
Accrued Real Estate Taxes. . . . . . . .       433        441
Accounts Payable and
Other Accrued Expenses . . . . . . . . .       335        238
                                          ________   ________
Total Liabilities. . . . . . . . . . . .     1,159      1,064
Partners' Capital. . . . . . . . . . . .    40,574     40,821
                                          ________   ________
                                          $ 41,733    $41,885
                                          ________   ________
                                          ________   ________

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per-unit amounts)

                                      Years Ended December 31,
                                        1995    1994    1993
                                       _______ _______ _______

Revenues
Rental Income. . . . . . . . . . . . .  $5,502  $5,369  $5,220
Interest Income from Participating
Mortgage Loan. . . . . . . . . . . . .     429     858    897
Other Interest Income. . . . . . . . .     163     130     94
                                       _______ ______________
                                         6,094   6,357  6,211
                                       _______ ______________

Expenses
Property Operating Expenses. . . . . .   1,284   1,249  1,511
Real Estate Taxes. . . . . . . . . . .   1,002     936  1,000
Depreciation and Amortization. . . . .   1,266   1,572  1,138
Decline (Recovery) of
Property Values. . . . . . . . . . . .    (109)  1,385  1,968
Provision for Loan Loss and
Uncollectible Interest . . . . . . . .     202       -      -
Management Fee to General Partner. . .     282     342    297
Partnership Management Expenses. . . .     384     374    406
                                       _______ ______________
                                         4,311   5,858  6,320
                                       _______ ______________

Net Income (Loss) from Operations before
   Real Estate Sold. . . . . . . . . .   1,783     499   (109)
Gain on Real Estate Sold . . . . . . .       -      80      -
                                       _______ ______________
Net Income (Loss). . . . . . . . . . .  $1,783  $  579  $(109)
                                       _______ ______________
                                       _______ ______________

Activity per Limited Partnership Unit
Net Income (Loss). . . . . . . . . . .  $ 6.96  $ 2.26  $(0.43)
                                       _______ ______________
                                       _______ ______________

Cash Distributions Declared
  from Operations. . . . . . . . . . .  $11.11  $13.53  $11.74
  from Sale Proceeds . . . . . . . . .       -    3.92      -
                                       _______ ______________
Total Distributions Declared . . . . .  $11.11  $17.45  $11.74
                                       _______ ______________
                                       _______ ______________
Units Outstanding. . . . . . . . . . . 253,599 253,605253,613
                                       _______ ______________
                                       _______ ______________

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
(In thousands)

                                  General   Limited
                                  Partner  Partners  Total
                                 ________  ________________

Balance, December 31, 1992 . . .  $ (127)  $47,875   $47,748
Net Loss . . . . . . . . . . . .      (1)     (108)     (109)
Cash Distributions . . . . . . .     (30)   (2,932)   (2,962)
                                 _______   _______   _______
Balance, December 31, 1993 . . .    (158)   44,835    44,677
Net Income . . . . . . . . . . .       6       573       579
Redemption of Units. . . . . . .       -        (1)       (1)
Cash Distributions . . . . . . .     (34)   (4,400)   (4,434)
                                 _______   _______   _______
Balance, December 31, 1994 . . .    (186)   41,007    40,821
Net Income . . . . . . . . . . .      18     1,765     1,783
Redemption of Units. . . . . . .       -        (1)       (1)
Cash Distributions . . . . . . .     (20)   (2,009)   (2,029)
                                 _______   _______   _______
Balance, December 31, 1995 . . .  $ (188)  $40,762   $40,574
                                 _______   _______   _______
                                 _______   _______   _______

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                      Years Ended December 31,
                                        1995    1994    1993
                                       _______ _______ _______

Cash Flows from Operating Activities
Net Income (Loss). . . . . . . . . . .  $1,783  $  579  $(109)
Adjustments to Reconcile Net Income
(Loss) to Net Cash Provided
by Operating Activities
   Depreciation and Amortization . . .   1,266   1,572  1,138
   Decline (Recovery) of
   Property Values . . . . . . . . . .    (109)  1,385  1,968
   Change in Loan Loss Provision . . .     202       -      -
   Other Changes in Assets
   and Liabilities . . . . . . . . . .    (163)   (276)    88
                                       _______ ______________
Net Cash Provided by
Operating Activities . . . . . . . . .   2,979   3,260  3,085
                                       _______ ______________

Cash Flows from Investing Activities
Proceeds from Property Disposition . .       -     994      -
Investments in Real Estate . . . . . .  (1,176)   (665)  (691)
                                       _______ ______________
Net Cash Provided by (Used in)
Investing Activities . . . . . . . . .  (1,176)    329   (691)
                                       _______ ______________

Cash Flows from Financing Activities
Cash Distributions . . . . . . . . . .  (2,029) (4,434)(2,962)
Redemption of Units. . . . . . . . . .      (1)     (1)     -
                                       _______ ______________
Net Cash Used in
Financing Activities . . . . . . . . .  (2,030) (4,435)(2,962)
                                       _______ ______________

Cash and Cash Equivalents
Net Decrease during Year . . . . . . .    (227)   (846)  (568)
At Beginning of Year . . . . . . . . .   3,663   4,509  5,077
                                       _______ ______________
At End of Year . . . . . . . . . . . .  $3,436  $3,663  $4,509
                                       _______ ______________
                                       _______ ______________

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

T. Rowe Price Realty Income Fund III, America's Sales-Commission-Free Real Estate Limited Partnership (the "Partnership"), was formed on October 20, 1986, under the Delaware Revised Uniform Limited Partnership Act for the purpose of acquiring, operating, and disposing of existing income-producing commercial and industrial real estate properties. T. Rowe Price Realty Income Fund III Management, Inc., is the sole General Partner. The initial offering resulted in the sale of 253,641 limited partnership units at $250 per unit.

     In accordance with provisions of the partnership agreement, income from operations is allocated and related cash distributions are generally paid to the General and Limited Partners at the rates of 1% and 99%, respectively. Sale or refinancing proceeds are generally allocated first to the Limited Partners in an amount equal to their capital contributions, next to the Limited Partners to provide specified returns on their adjusted capital contributions, next 3% to the General Partner, with any remaining proceeds allocated 85% to the Limited Partners and 15% to the General Partner. Gain on property sold is generally allocated first between the General Partner and Limited Partners in an amount equal to the depreciation previously allocated from the property and then in the same ratio as the distribution of sale proceeds. Cash distributions, if any, are made quarterly based upon cash available for distribution, as defined in the partnership agreement. Cash available for distribution will fluctuate as changes in cash flows and adequacy of cash balances warrant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Partnership's financial statements are prepared in accordance with generally accepted accounting principles which requires the use of estimates and assumptions by the General Partner. Certain 1993 and 1994 amounts have been reclassified to conform with the 1995 presentation.

     The accompanying consolidated financial statements include the accounts of the Partnership and its pro-rata share of the accounts of South Point Partners, Tierrasanta 234, Fairchild 234, and Penasquitos 34 (Westbrook Commons), all of which are California general partnerships, in which the Partnership has 50%, 30%, 56%, and 50% interests, respectively. The other partners in these ventures are affiliates of the Partnership. All intercompany accounts and transactions have been eliminated in consolidation.

     Depreciation is calculated primarily on the straight-line method over the estimated useful lives of buildings and improvements, which range from five to 40 years. Lease commissions and tenant improvements are capitalized and amortized over the life of the lease using the straight-line method.

     Cash equivalents consist of money market mutual funds, the cost of which approximates fair value.

     The Partnership uses the allowance method of accounting for doubtful accounts. Provisions for uncollectible tenant receivables in the amounts of $192,000, $89,000, and $469,000 were recorded in 1995, 1994, and 1993, respectively. Bad debt expense is included in Property Operating Expenses.

     The Partnership will review its real estate property investments for impairment whenever events or changes in circumstances indicate that the property carrying amounts may not be recoverable. Such a review results in the Partnership recording a provision for impairment of the carrying value of its real estate investments whenever the estimated future cash flows from a property's operations and projected sale are less than the property's net carrying value. The General Partner believes that the estimates and assumptions used in evaluating the carrying value of the Partnership's properties are appropriate; however, changes in market conditions and circumstances could occur in the near term which would cause these estimates to change.

     Rental income is recognized by the Partnership on a straight-line basis over the term of each lease. Rental income accrued, but not yet billed, is included in Other Assets and aggregates $205,000 and $132,000 at December 31, 1995 and 1994, respectively.

     Under provisions of the Internal Revenue Code and applicable state taxation codes, partnerships are generally not subject to income taxes; therefore, no provision has been made for such taxes in the accompanying consolidated financial statements.

NOTE 3 - TRANSACTIONS WITH RELATED PARTIES AND OTHER ENTITIES

As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to 9% of net operating proceeds. The General Partner earned partnership management fees of $282,000, $342,000, and $297,000 in 1995, 1994, and 1993,
respectively. In addition, the General Partner's share of cash available for distribution from operations, as discussed in Note 1, totaled $28,000, $34,000, and $30,000 in 1995, 1994, and 1993, respectively.

     In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $77,000, $74,000, and $82,000 for communications and administrative services performed on behalf of the Partnership during 1995, 1994, and 1993, respectively.

     An affiliate of the General Partner earned a normal and customary fee of $12,000, $15,000, and $16,000 from the money market mutual funds in which the Partnership made its interim cash investments during 1995, 1994, and 1993, respectively.

     LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting, and other related services to the Partnership. LaSalle's reimbursement for such expenses during each of the last three years totaled $120,000.

     An affiliate of LaSalle earned $54,000, $37,000, and $7,000 in 1995, 1994, and 1993, respectively, as property manager for several of the Partnership's properties.

NOTE 4 - PROPERTY DISPOSITION

In September 1994, the Partnership sold the smallest of the three Wood Dale industrial buildings, the Benoiris Building, and received net proceeds of $994,000. The net book value of this property at the time of disposition was $914,000, after accumulated depreciation expense. Results of operations at this building were immaterial to the Funds' results of operations in 1994 and 1993.

NOTE 5 - FAIRCHILD CORPORATE CENTER

Fairchild Corporate Center, formerly known as Brinderson Plaza, was acquired outright on February 1, 1994 by a corporation, the stockholders of which are the Partnership and certain other affiliated partnerships. The previously established valuation allowance for this property was reduced $9,000 and the remaining allowance of $1,629,000 (including $210,000 arising in 1993) was reclassified as a reduction in the carrying value of the property. Prior to February 1, 1994, the Partnership's underlying investment in Fairchild, in the form of a mortgage loan and minority equity interest, was accounted for as an in-substance foreclosed property in the Partnership's financial statements.

NOTE 6 - PARTICIPATING MORTGAGE LOAN

In July 1995, the Partnership began consensual foreclosure on the participating mortgage loan secured by the River Run Shopping Center and ceased the accrual of interest income. At September 30, 1995, the carrying value of the loan was reduced to $7,700,000, the estimated fair value of the underlying property, and additional loan losses of $118,000 were recognized. On October 10, 1995, the Partnership purchased the property and, in connection therewith, reclassified the participating mortgage loan as an investment in real estate.

NOTE 7 - PROPERTY VALUATIONS

Based upon a review of current market conditions, estimated holding period, and future performance expectations of each property, the General Partner has determined that the net carrying value of other operating properties may not be fully recoverable from future operations and disposition. Charges recognized for impairments of the carrying values of Scripps Terrace and Tierrasanta aggregated $1,467,000 in 1994.

     Because the South Point property was not being actively marketed for sale, its carrying value was assessed and, accordingly, the property's net valuation allowance of $1,576,000 at December 31, 1995 was reclassified as a permanent impairment of the its carrying value. Valuation allowances (recoveries) for this property were ($109,000) in 1995, ($73,000) in 1994 and $1,758,000 in 1993. Because this property continued to operate at the time the valuation allowance was established, the Partnership continued to recognize depreciation expense which, in large part, contributed to the valuation recoveries in 1995 and 1994.

     On January 1, 1996, the Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which changes the Partnership's current method of accounting for its real estate property investments when circumstances indicate that the carrying amount of a property may not be recoverable. Measurement of an impairment loss on an operating property will now be based on the estimated fair value of the property rather than the sum of expected future cash flows. Properties held for sale will continue to be reflected at the lower of historical cost or estimated fair value less anticipated selling costs. In addition, properties held for sale will no longer be depreciated. No adjustment of the carrying values of the Partnership's real estate property investments was required at January 1, 1996 as a result of adopting SFAS No. 121.

NOTE 8 - LEASES

Future minimum rentals to be received by the Partnership under noncancelable operating leases in effect as of December 31, 1995, are:

      Fiscal Year  (in thousands)
      __________
         1996         $  3,985
         1997            3,166
         1998            2,597
         1999            1,947
         2000            1,478
      Thereafter         9,175
                       _______
        Total         $ 22,348
                       _______
                       _______

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENT TO TAXABLE INCOME

As described in Note 2, the Partnership has not provided for an income tax liability; however, certain timing differences exist between amounts reported for financial reporting and federal income tax purposes. These differences are summarized below for years ended December 31:

                              1995      1994       1993
                            ________  ________   ________
                                   (in thousands)

Book net income (loss) . .   $1,783     $  579    $ (109)
Allowances for:
  Uncollectible accounts
  receivable . . . . . . .       (4)        71        117
  Property valuations. . .     (109)     1,385      1,968
Normalized and
prepaid rents. . . . . . .      (23)      (103)        56
Interest income. . . . . .      661        633        691
Depreciation . . . . . . .     (283)       353        (62)
Accrued expenses . . . . .       16         (1)         9
Provision for loan loss. .   (1,956)         -          -
                           ________   ________   ________
Taxable income . . . . . .   $   85     $2,917    $ 2,670
                           ________   ________   ________
                           ________   ________   ________


NOTE 10 - SUBSEQUENT EVENT

The Partnership declared a quarterly cash distribution of $6.37 per unit to Limited Partners of the Partnership as of the close of business on December 31, 1995. The distribution totals $1,632,000 and represents cash available for distribution from operations for the period October 1, 1995 through December 31, 1995. The Limited Partners will receive $1,616,000, and the General Partner will receive $16,000.

INDEPENDENT AUDITORS' REPORT

To the Partners
T. Rowe Price Realty Income Fund III,
America's Sales-Commission-Free Real Estate Limited Partnership:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Realty Income Fund III, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1995 and 1994, and the related consolidated statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Realty Income Fund III, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Chicago, Illinois
January 22, 1996